UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. __)*
TransGlobe Energy Corporation /CN/

(Name of Issuer)
Common Stock, without par value

(Title of Class of Securities)
893662106

(CUSIP Number)
September 30, 2008 and December 31, 2008 and 2009*

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	Reporting person has recently become aware that the Canadian issuer has a class of securities registered under the Securities Act of 1934, and is filing this Schedule 13G after receiving such information.

Schedule 13G

CUSIP No.	893662106	Page	2	of	6

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Montrusco Bolton Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	5	SOLE VOTING POWER

NUMBER OF		9,665,710 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,665,710 shares

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,665,710 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)*

14.77%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA (CN)

Page 3 of 6 Pages
Schedule 13G
CUSIP NO. 893662106

Item 1.(a)	Name of Issuer:

TransGlobe Energy Corporation

Item 1.(b)	Address of Issuer’s Principal Executive Offices:

605-5th Avenue Southwest, Suite 2500
Calgary, Alberta T2P 3H5
Canada

Item 2.(a)	Name of Person Filing:

Montrusco Bolton Investments Inc.

Item 2.(b)	Address of Principal Business Office or, if none, Residence:

1501 McGill College Avenue, Suite 1200
Montreal, Quebec
H3A 3M8
Canada

Item 2.(c)	Citizenship:

Canada

Item 2.(d)	Title of Class of Securities:

Common Stock

Item 2.(e)	CUSIP Number:

893662106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Page 4 of 6 Pages
Schedule 13G
CUSIP NO. 893662106
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☑ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-(b)(1)(ii)(K).

Item 4.	Ownership.
(a)	Amount beneficially owned:

9,665,710 shares

(b)	Percent of Class:

14.78%

(c)	Number of Shares as to which the person has:
i.	Sole power to vote or to direct the vote:

9,665,710 shares

ii.	Shared power to vote or to direct the vote:

-0-

iii.	Sole power to dispose or to direct the disposition of:

9,665,710 shares

iv.	Shared power to dispose or to direct the disposition of:

-0-

Item 5.	Ownership of Five Percent or Less of a Class.

Page 5 of 6 Pages
Schedule 13G
CUSIP NO. 893662106

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages
Schedule 13G
CUSIP NO. 893662106
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONTRUSCO BOLTON INVESTMENTS INC.
Date: April 6, 2010	By:	/s/ Jean-Claude Ayotte
Jean-Claude Ayotte,
Vice President Finance & Accounting and Chief Compliance Officer